UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta, Canada T2P 1K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 12, 2011.

PENN WEST PETROLEUM LTD.

By:	/s/ Todd H. Takeyasu
Name:	Todd H. Takeyasu
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated January 11, 2011

99.2	Code of Business Conduct and Ethics

99.3	First Amending Agreement, dated effective July 12, 2010, to Credit Agreement dated April 30, 2010

99.4	Second Amending Agreement, dated effective November 17, 2010, to Credit Agreement dated April 30, 2010

99.5	Fifth Supplemental Trust Indenture, dated as of January 1, 2011, to Indenture dated December 17, 2002

99.6	Second Supplemental Trust Indenture, dated as of January 1, 2011, to Indenture dated May 2, 2006

99.7	Note Purchase Agreement, dated December 2, 2010

99.8	First Amending Agreement, dated as of December 2, 2010, to Note Purchase Agreement dated May 31, 2007

99.9	First Amending Agreement, dated as of December 2, 2010, to Note Purchase Agreement dated May 29, 2008

99.10	First Amending Agreement, dated as of December 2, 2010, to Note Purchase Agreement dated July 31, 2008

99.11	First Amending Agreement, dated as of December 2, 2010, to Note Purchase Agreement dated May 5, 2009

99.12	First Amending Agreement, dated as of December 2, 2010, to Note Purchase Agreement dated March 16, 2010

99.13	First Amending Agreement, dated as of December 2, 2010, to Note Purchase Agreement dated December 2, 2010